May 27, 2010

Via Edgar and Federal Express

John Hartz Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-4631

Re:	China Architectural Engineering, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed April 30, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
File No. 001-33709

Ladies and Gentlemen:

On behalf of China Architectural Engineering, Inc., a Delaware corporation (the “Company”), the undersigned is hereby providing the Company’s response to the Securities and Exchange Commission comment letter dated May 26, 2010.  The Company’s response to the Staff’s comment letter, below, is repeated verbatim with the Company’s response immediately following.

Form 10-K/A for the Fiscal Year

Report of Independent Registered Public Accounting Firm, page F-2

1.
Comment:  Please amend your amended Form 10-K to have your auditor include an explanatory paragraph in the reissued audit opinion regarding the restatement.  See AU Sections 508.11 and 508.19 of the AICPA Statements of Auditing Standards for guidance

Response:  We respectfully note your comment and have filed an amendment to the Company’s Form 10-K/A modifying the auditor report contained therein to include an explanatory paragraph in the reissued audit opinion regarding the restatement.

The undersigned, on behalf of the Company, hereby acknowledges and agrees that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Hartz
May 27, 2010

Please do not hesitate to contact Anh Q. Tran, Esq. of K&L Gates, LLP, company counsel, at (310) 552-5083, with any questions regarding the matters discussed in this letter.

Sincerely,

/s/  Luo Ken Yi

Luo Ken Yi

Chief Executive Officer
   and Chairman of the Board

cc:	Dale Welcome, U.S. Securities and Exchange Commission
Anh Q. Tran, K&L Gates, LLP